Exhibit 99.1

Veris Gold Corp. provides operational update

VANCOUVER, July 31, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide an operational update to all stakeholders from its Jerritt Canyon Operations located in Elko County, Nevada and operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp.

Toll Milling
On July 29, 2013 Veris received the first delivery of ore from Newmont USA Limited, a subsidiary of Newmont Mining Corp. ("Newmont") for toll milling at its Jerritt Canyon Mill Operations. The toll-milling agreement, announced on July 24 of this year, stipulates that Newmont will deliver up to 45,000 short tons of ore per month to Jerritt Canyon commencing immediately and ending December 31, 2014. For further information on the toll-milling announcement please see news release:

http://www.verisgold.com/s/NewsReleases.asp?ReportID=594293&_Type=News-Releases&_Title=Veris-Gold-Corp.-Announces-Toll-Milling-Agreement

Most importantly, the signing of this toll milling agreement ensures that Veris will be in a better position to maximize the roaster mill feed capacity at Jerritt Canyon for the next 18 months.  Currently Veris processes between 3,500 to 4,000 tons of ore per day from its three operating underground gold mines at Smith, SSX-Steer, and Starvation Canyon. This agreement ensures that the Company is toll milling an additional 1,000 - 1,200 tons of ore per day.

The Company anticipates securing additional toll milling ores in the near future.

Saval 4 Underground Gold Mine
On July 26, Veris commenced blasting the Company's fourth underground mine, the Saval 4 Gold Mine, located at the western end of the Saval Canyon open pit that was mined from 1994 to 1997. The Saval 4 Mine will add an estimated additional 300 tons per day of processed ore to the Company's Jerritt Canyon operations. Production from Saval 4 is expected in the fourth quarter of 2013.

Starvation Canyon Mine Opening
On July 29, Veris celebrated the official opening and commissioning of the Starvation Canyon Gold Mine with an on-site ribbon cutting ceremony. Over 100 invited guests joined the Company in the celebration that included local government dignitaries, industry suppliers, representatives of local mining companies, local media and employees of Veris.

The Starvation Canyon Gold Mine, located at the southern end of the 119 square mile Jerritt Canyon property, is the Company's third operating underground gold mine and its mined ore is being processed at the Jerritt Canyon plant. Starvation Canyon commenced development in November 2012 with the blasting of the portal and the sinking of the raise, and came into production in April 2013.  The project was completed within six months and was on time and on budget.

To date, Starvation Canyon has performed better than expected with higher than estimated gold grades of 5.1 to 6.9 to grams per ton or 0.15 to 0.20 ounces per ton.  In addition, the mine has produced 29% more ore tons relative to the plan. Total production for the quarter was 47,390 tons containing 8,630 ounces of gold.  It is estimated that the mine will ramp up to consistently produce 600 tons per day within the next two quarters. Mining operations at the Starvation Canyon Gold Mine further increases the Company's wholly-owned ore production and helps reaffirm the long mining history at Jerritt Canyon that currently has a robust six year life-of-mine reserve base and additional opportunities for organic growth.

Jerritt Canyon Successful Restart
Veris is pleased to announce that the Jerritt Canyon scheduled annual maintenance shut down commencing July 15 was completed in nine days; representing one of the most successful and shortest scheduled maintenance shutdowns at Jerritt Canyon to date.

Veris undertakes a regular annual maintenance shutdown as a prudent normal-course-of-action to ensure that the Jerritt Canyon roasters are operating optimally throughout the remainder of the year and to minimize unplanned down-time.

The Jerritt Canyon roasters are currently operating at full capacity and have begun to process ore from its three producing underground gold mines as well as additional toll milling ores from other companies.

Quality Control and QP
Assaying of all 2013 mine production drill hole samples from the reported in this news release were conducted by the on-site Jerritt Canyon assay lab using standard fire assay techniques.  The company's 2013 cubex drilling program is similar to that done in 2010 to 2012.  The Quality Assurance and Quality Control protocols related to the Jerritt Canyon assay lab are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The technical information in this news release including the updated Mineral Resources and Reserves were reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., of Veris Gold Corp. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 31-JUL-13